LPA Expands Regional Relationship with U.S.-based Membership Warehouse Operator Through New 15-Year Lease in Colombia

Extends Costa Rica Partnership to Colombia

SAN JOSE, Costa Rica – November 3, 2025 - Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”), a leading developer, owner and manager of Class A industrial and logistics real estate across Latin America, announced today the signing of a new long-term lease with a premier U.S.-based membership warehouse club operator. This agreement strengthens LPA’s regional relationship with the client, which initially partnered with the Company in Costa Rica and is now expanding its operations in Colombia.

The 15-year lease encompasses approximately 97,250 square feet in Building 300 at Parque Logístico Calle 80, located in Bogotá’s most strategic and modern logistics corridor. With this lease, the flagship park will achieve 100% occupancy, solidifying LPA’s position as top-tier logistics real estate provider in Colombia’s capital city, serving a market with over 11 million people. The lease reflects current market rates, supported by favorable market fundamentals such as minimal new supply over the past two years, a resilient consumer sector, improving market sentiment, and the platform’s capacity to seamlessly serve multinational clients across multiple countries.

“This agreement reflects the continued trust of one of our most established regional clients and their confidence in LPA’s reputation for delivering best-in-class logistics solutions,” said Guillermo Zarco, Country Manager for LPA Colombia. “Their expansion in Colombia alongside LPA, emphasizes the strategic significance of Parque Logístico Calle 80 within the broader supply chain network.”

“This strengthened, direct client relationship highlights the importance of long-term regional partnerships,” said Esteban Saldarriaga, CEO of LPA. “Our collaborations with leading global operators showcase LPA’s ability to effectively anticipate growth needs and deliver advanced, institutional-quality facilities through our unique regional platform, facilitating efficient operations across multiple markets.”

Parque Logístico Calle 80 will serve as a modern logistics hub supporting the client’s retail operations throughout Colombia. The new lease aligns with LPA’s broader strategy of partnering with high-quality multinational tenants to ensure long-term stability and value creation across its Latin American property portfolio.

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of June 30, 2025, LPA’s operating and development portfolio comprises 33 logistics facilities in Costa Rica, Colombia and Peru, totaling approximately 536,000 square meters (or approximately 5.8 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made.

Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com